New Jersey Division of Revenue

Certificate of Amendment
to the
Amended and Restated Certificate of Incorporation
of Sun Bancorp, Inc.

Pursuant to the provisions of Section 14A:7-15.1(3) of the New Jersey Business Corporation Act, the undersigned corporation (the “Corporation”) executes the following Certificate of Amendment (the “Amendment”) to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”):

1. The name of the Corporation is:

Sun Bancorp, Inc.

2. The following Amendment to the Certificate of Incorporation was approved and duly adopted by the Board of Directors of the Corporation on the 17th day of July 2014.

Resolved, that the first sentence of Article V of the Certificate of Incorporation be amended to read as follows:

“The aggregate number of shares of all classes of capital stock which the Corporation has authority to issue is 41,000,000 of which 40,000,000 are to be shares of common stock, $5.00 par value per share, and of which 1,000,000 are to be shares of serial preferred stock, $1.00 par value per share.”

3.  The Amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and will not result in the percentage of authorized shares that remains unissued after the share combination described herein exceeding the percentage of authorized shares that were unissued before the share combination.

4.  On the effective date of the Amendment, a share combination will occur by way of a reverse stock split (the “Reverse Stock Split”), as a result of which, each of the approximately 1,542,198 treasury shares of common stock, $1.00 par value, issued as of 11:59 p.m. Eastern Time on August 8, 2014 (the “Record Date”), and the approximately 87,214,891 issued and outstanding shares of common stock, $1.00 par value, as of the Record Date, shall automatically, without further action on the part of the Corporation or any holder of such common stock, be reclassified and combined into one (1) fully paid and non-assessable share of common stock, $5.00 par value, based upon a combination rate of one (1) share of common stock after the Reverse Stock Split for every five (5) shares of common stock held prior to the Reverse Stock Split.  No fractional share shall be issued upon the Reverse Stock Split.  All shares of common stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share.  If, after the aforementioned reclassification and combination, the Reverse Stock Split would result in the issuance of less than a whole share of common stock, the Corporation shall, in lieu of issuing any such fractional share, round such fractional share up to the nearest whole number.  From and after effectiveness of the Reverse Stock Split, certificates issued prior the Record Date of the Reverse Stock Split shall confer no right upon the holders thereof other than the right to exchange them for the new common stock certificates pursuant to the provisions hereof.  Upon surrender by a holder of a certificate or certificates for common stock, duly endorsed, at the office of the Corporation (or, if lost, an acceptable affidavit of loss is delivered to the Corporation), the Corporation shall, as soon as practicable thereafter, issue and deliver to such holder, or to the nominee or assignee of such holder, a new certificate or certificates for the number of shares of common stock that such holder shall be entitled to following the Reverse Stock Split.

5. The Amendment and the Reverse Stock Split of common stock of the Corporation shall become effective as of 12:00 a.m. Eastern Time on the 11th day of August 2014.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to be signed by its  President, and its Corporate Seal to be affixed on the 11th day of August 2014.

SUN BANCORP, INC.

BY:	/s/ Thomas M. O’Brien
Thomas M. O’Brien
President and Chief Executive Officer

CORPORATE
SEAL